SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to             .

Commission file number 001-12658

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR THE EMPLOYEES

OF ALBEMARLE CORPORATION

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albemarle Corporation

330 South Fourth Street

Richmond, Virginia 23219

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Signatures

Report of Independent Registered Public Accounting Firm

To the Administrator of the Savings Plan

for the Employees of Albemarle Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for the Employees of Albemarle Corporation (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia

June 4, 2004

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

(in US dollars)

	2003			2002
	Participant Directed	Nonparticipant Directed	Total	Participant Directed	Nonparticipant Directed	Total
Assets:
Investments at fair value (see Note 3)	$189,681,390	$63,302,834	$252,984,224	$166,927,692	$58,726,449	$225,654,141
Receivables:
Employer contributions	—	26,662	26,662	—	26,137	26,137
Employee contributions	63,447	—	63,447	61,310	—	61,310
Dividends and interest	80,433	—	80,433	78,144	—	78,144

Net assets available for benefits	$189,825,270	$63,329,496	$253,154,766	$167,067,146	$58,752,586	$225,819,732

The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2003

(in US dollars)

	Participant Directed	Nonparticipant Directed	Total
Additions:
Dividends and interest	$3,158,630	$1,850,513	$5,009,143
Employee contributions (see Note 2)	12,278,769	—	12,278,769
Employer contributions, net (see Note 2)	—	5,356,226	5,356,226
Net appreciation in fair value of investments (see Note 3)	25,625,299	3,311,948	28,937,247

Total additions	41,062,698	10,518,687	51,581,385

Deductions:
Benefit payments	20,768,720	3,468,465	24,237,185
Administrative expenses	8,102	—	8,102
Other	1,064	—	1,064

Total deductions	20,777,886	3,468,465	24,246,351

Net increase	20,284,812	7,050,222	27,335,034

Transfers	2,473,312	(2,473,312)	—

Net assets available for benefits, beginning of year	167,067,146	58,752,586	225,819,732

Net assets available for benefits, end of year	$189,825,270	$63,329,496	$253,154,766

The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies:

General:

The accompanying financial statements of the Savings Plan For The Employees Of Albemarle Corporation (the “Plan”) have been prepared in conformity with accounting principles generally accepted in the United States of America.

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Securities Valuation:

Investments are stated at values determined as follows:

Common stocks	-	fair value based on the last published sale price on the New York Stock Exchange

Mutual funds and Equity Index Trust (Common/Collective trust)	-	net asset value of shares or units held by the Plan at year-end based on the quoted market value of the underlying assets

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

1.	Summary of Significant Accounting Policies, continued:

Retirement Preservation Trust (Common/Collective trust)	-	net asset value of units held by the Plan at year-end, with the underlying assets valued as follows: investments in Guaranteed Insurance Contracts (“GIC’s”) and Bank Investment Contracts (“BIC’s”) with benefit responsive features are carried at cost plus accrued interest (“contract value”) and money market instruments and US Government agency obligations are valued at amortized cost, which approximates fair value

Loans to participants	-	balances due at cost which approximates fair value

Securities Transactions and Related Investment Income:

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the statement of changes in net assets available for benefits the “net appreciation (depreciation) in fair value of investments” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant’s account balance.

Payment of benefits:

Benefits are recorded when paid. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan. For the portion of the participant account in the Common Stock Fund, the participant can receive the distribution in either cash or company stock.

Administration Expenses:

Expenses of the Trustee in administering the Plan are paid from Plan assets, while certain recordkeeping fees and other administrative charges are borne by Albemarle.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

2.	Description of Plan:

a.	General and Eligibility: The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”). Merrill Lynch serves as the Plan’s trustee. Employees are eligible to become a Member of the Plan on their date of employment as a regular employee. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement, which is available at the main office of the Plan administrator at 451 Florida Street, Baton Rouge, Louisiana 70801.

b.	Contributions: Participants in the Plan make pre-tax and/or after-tax contributions as defined in the Plan document limited to a percentage of their base salaries. Albemarle Corporation (“Albemarle” or the “Company”) contributes 50% of the first 10% of base salary that a participant contributes to the Plan. Contributions made by Albemarle are invested in the Albemarle Corporation Common Stock Fund, which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan allows non-highly compensated participants, as defined by the Plan document, to make a pre-tax or after-tax election contribution ranging from a minimum of one percent (1%) to a maximum of fifteen percent (15%). A “catch up” contribution provision was implemented in 2002 for employees who will be age 50 and above as of December 31, 2002 due to changes in the tax laws relating to the Economic Growth and Tax Relief Reconciliation Act of 2001. The catch-up provision allows the employees to make an additional pre-tax contribution of 1% to 50% of pre-tax salary up to an annual maximum of $2,000 (for 2003) to the Plan. Such additional contribution does not qualify for matching contributions from the Company.

c.	Vesting: Participant contributions are 100% vested at all times. Effective January 1, 2002, all participants are 100% vested in the employer contributions to the Plan upon date of enrollment. In the event employment is terminated as a result of attaining normal retirement age, electing retirement under the terms of the Company’s defined benefit pension plan, total and permanent disability, or death, or in the event the Plan is terminated, participants will have 100% vested interest in that portion of their account which represents employer contributions.

d.	Investment options: The Plan consists of thirteen active funds and two inactive funds. The active funds are as follows:

•	Albemarle Corporation Common Stock Fund, invested in common stock of Albemarle.

•	Merrill Lynch Retirement Preservation Trust, a collective trust maintained by Merrill Lynch Trust Company of America and invested primarily in a broadly diversified portfolio of GIC’s and BIC’s, synthetic GIC’s and separate accounts in obligations of U.S. government and U.S. government agency securities, and in high-quality money market securities.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

2.	Description of Plan, continued:

•	PIMCO Total Return Fund, invested in shares of a registered investment company that invests in a diversified portfolio of fixed income securities of varying maturities, including some high-yield and foreign fixed income securities.

•	Merrill Lynch Equity Index Trust I, a collective trust maintained by Merrill Lynch Trust Company of America indexed to the S&P 500 Index and invested in a portfolio of equity securities designed to substantially match the S&P 500 index.

•	Davis New York Venture Fund, Inc. invested in shares of a registered investment company that invests primarily in common stocks or convertible securities of companies with a market capitalization of at least $5 billion.

•	Franklin Small - Mid Cap Growth Fund, invested in shares of a registered investment company that invests at least 65% of its total assets in equity securities of small-capitalization growth companies seeking to invest at least one-third of its total assets in companies with market capitalization of $550 million or less. Up to 35% of the total assets in the Fund are invested in equity securities of large-capitalization companies which Fund management believes have stronger growth potential.

•	Templeton Foreign Fund, invested in shares of a registered investment company that invests primarily in common stocks and debt obligations of companies and governments outside the Unites States.

•	Oppenheimer International Growth Fund, invested in shares of a registered investment company that invests primarily in common stocks of growth companies that are domiciled outside the United States or have their primary operations outside the U.S.

•	Oppenheimer Capital Appreciation Fund, invested in shares of a registered investment company that invests primarily in common stocks of growth companies, mainly mid – and large – capitalization companies.

•	The Oakmark Equity & Income Fund, invested in shares of a registered investment company that invests primarily in a diversified portfolio of U.S. equity and fixed income securities. The Fund is intended to present a balanced investment program between growth and income by investing approximately 50-75% of its total assets in common stocks and 20-50% of its assets in U.S. government securities and debt securities. The Fund may invest up to 20% of its assets in unrated or lower rated debt securities, sometimes called junk bonds.

•	Lord Abbett Small Cap Value Fund, invested in shares of a registered investment company that invests in smaller, less well-known companies with market capitalizations of less than $2 billion that Fund management believes the market undervalues.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

2.	Description of Plan, continued:

•	American Growth Fund Of America Fund, invested in shares of a registered investment company that invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash of long-term growth, and cyclical companies, depressed industries, turnaround and value situations. The Fund may invest up to 15% of assets in securities of issuers domiciled outside the U.S. and not included in the S&P 500.

•	Van Kampen Growth & Income Fund, invested primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

Inactive funds are the Tredegar Corporation Common Stock Fund, which holds investments in common stock of Tredegar Corporation, and the Ethyl Corporation Common Stock Fund, which holds investments in common stock of Ethyl Corporation.

Participants currently in the Plan may select a program for investment in any of the thirteen active funds, or in any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds; however, dividends earned are reinvested in the inactive funds. Transfers may be made between active funds and out of the inactive funds. In addition, participants have a one-time election to transfer the nonparticipant-directed portion from the Albemarle Corporation Common Stock fund to other active funds during the course of their employment. (See also “g” below)

e.	Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus one percent as determined by the last day of the quarter preceding the loan origination date, for the life of the loan. The interest rate as of December 31, 2003 and 2002 was 5.00% and 5.25%, respectively. Principal and interest is paid ratably through payroll deductions.

f.	Forfeitures: Employees who leave Albemarle before becoming fully vested in Albemarle contributions forfeit the value of their nonvested account. Forfeitures during a plan year serve to reduce required Company contributions. For the year ended December 31, 2003, $26,722 of forfeitures was used to reduce required Company contributions and $23,628 of forfeitures became available and will be used as a reduction of required Company contributions for the 2004 plan year.

g.	ESOP: Effective December 14, 2001, the Albemarle Corporation common stock held in the Plan was designated as an Employee Stock Ownership Plan (the “ESOP”). As a result, effective in 2002, participants may elect to have cash dividends paid on stock held by the ESOP and allocated to the participants’ accounts distributed directly to them or reinvested. Distributions of dividends are included as benefits on the Statement of Changes in Net Assets

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

2.	Description of Plan, continued:

Available for Benefits and totaled approximately $45,000 in 2003. In addition, a diversification election has been added to the ESOP. Notwithstanding the one-time election already allowed, beginning in 2002, participants who are between age 55 and age 60 and have at least 10 years of service with Albemarle may elect to diversify up to 25% of the value of the shares purchased through Albemarle’s matching contributions. When participants reach age 60 and have at least 10 years of service with Albemarle, they may diversify up to 50% of the value of the shares purchased through Albemarle’s matching contributions. The amount of Albemarle common stock that may be diversified will be determined as of the last day of the preceding Plan year and is based on the value of the nonparticipant-directed portion of Albemarle common stock held in the participant’s account increased by the value of previous diversifications, multiplied by 25% (50% if the participant is over age 60), and then offset by the amount of any diversifications elections made previously.

3.	Investments:

The following table presents investments held at year-end that represent five percent (5%) or more of net assets available for benefits:

	2003		2002
Albemarle Corporation common stock	$94,325,717	*	$92,616,504	*
Merrill Lynch Equity Index Trust I	38,965,870		32,604,913
Franklin Small – Mid Cap Growth Fund	14,573,233		10,793,382
Merrill Lynch Retirement Preservation Trust	48,938,385		46,579,217

*	Nonparticipant-directed investments total $63,302,834 and $58,726,449 for 2003 and 2002, respectively.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $28,937,247 as follows:

Common stocks	$9,204,980
Mutual funds	10,868,736
Common /Collective trusts	8,863,531

$28,937,247

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

4.	Federal Incomes Taxes:

The Internal Revenue Service advised the plan administrator on February 28, 2003, that the Plan constitutes a qualified trust under Section 401 of the Internal Revenue Code (the “Code”) and is therefore exempt from federal income taxes. Although, the Plan has been amended since February 28, 2003, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made by them and on their behalf by Albemarle or for investment income received on such investments. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Plan Termination:

Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

6.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the trustee of the Plan. Participants have the option of investing in the Merrill Lynch Equity Index Trust I and the Merrill Lynch Retirement Preservation Trust. Purchases of 107,787 shares of Merrill Lynch Equity Index Trust I totaled $7,450,247 and purchases of 6,471,850 shares of Merrill Lynch Retirement Preservation Trust totaled $6,471,850 for the year ended December 31, 2003. Sales of 143,446 shares of Merrill Lynch Equity Index Trust I totaled $9,952,821 and sales of 5,834,130 shares of Merrill lynch Retirement Preservation Trust totaled $5,834,130 for the year ended December 31, 2003. Participants also have the option of investing in Albemarle common stock. Purchases of 388,632 shares of Company common stock totaled $10,468,248 for the year ended December 31, 2003. Distributions made in and sales of 397,751 shares of Company common stock totaled $10,968,988 for the year ended December 31, 2003.

7.	Unallocated Assets:

Unallocated assets at December 31, 2003 and 2002 were $140,056 and $215,303, respectively. Unallocated assets include forfeitures, interest and dividends receivable and cash held in money market funds.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

8.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

Net assets available for benefits per the financial statements	$253,154,766
Amounts allocated to withdrawing participants	(35,711)

Net assets available for benefits per the Form 5500	$253,119,055

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2003 to Form 5500:

Benefits paid to participants per the financial statements	$24,237,185
Add: Amounts currently payable at December 31, 2003	35,711
Less: Amounts currently payable at December 31, 2002	(237,818)

Benefits paid to participants per the Form 5500	$24,035,078

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

(a)	(b) Identity	(c) Description	(d) Cost of Each Item*	(e) Current Value
**	Merrill Lynch Retirement Preservation Trust	Collective trust invested in GIC’s, BIC’s, obligations of U.S. government agencies and high quality money market securities	$—	$48,938,385
	PIMCO Total Return Fund	Mutual fund that invests in fixed income securities	—	8,558,952
**	Merrill Lynch Equity Index Trust I	Collective trust indexed to the S&P 500 Index	—	38,965,870
	Davis New York Venture Fund, Inc.	Mutual fund that invests in companies with at least $5 billion in market capitalization	—	9,688,084
	Franklin Small-Mid Cap Growth Fund	Mutual fund that invests in companies with $550 million or less in market capitalization	—	14,573,233
	Templeton Foreign Fund	Mutual fund that invests in international equity and debt securities	—	770,432
	Oppenheimer Capital Appreciation Fund	Mutual fund that invests in selected equity securities of growth companies	—	3,354,137
	Oppenheimer International Growth Fund	Mutual fund that invests in selected equity securities of growth companies domiciled outside the U.S.	—	2,309,473
	The Oakmark Equity & Income Fund	Mutual fund that invests in diverse portfolio of U.S. equity and fixed income securities	—	7,957,159
	Lord Abbett Small Cap Value Fund	Mutual fund that invests in companies with less than $2 billion in market capitalization	—	1,541,151
	American Growth Fund of America Fund	Mutual fund that invests in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash	—	7,810,740
	Van Kampen Growth & Income Fund	Mutual fund that invests in common stocks, convertible securities, nonconvertible preferred stocks and debt securities	—	652,666
**	Albemarle Corporation common stock	$.01 par value, 3,147,338 shares	59,704,824	94,325,717
	Ethyl Corporation common stock	$1.00 par value, 258,326 shares	—	5,649,587
	Tredegar Corporation common stock	No par value, 298,202 shares	—	4,631,077
	Cash-interest bearing		—	52,946
**	Participant loans	Terms from 1-5 years with interest rates from 5.00% to 10.5%	—	3,204,615

	Total plan investments			$252,984,224

*	Cost information is not required for participant directed investments.
**	Denotes a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF
ALBEMARLE CORPORATION

BY:	/s/ PAUL F. ROCHELEAU
Paul F. Rocheleau
Chairman of the Savings Plan
Committee

Dated: June 24, 2004

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm